Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

November 16, 2021

Via EDGAR Filing

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2178

abrdn Blue Chip International Portfolio, Series 1

File Nos. 333-260164 and 811-03763

Dear Ms. Dubey:

This letter responds to the comment letter dated November 4, 2021, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2178, filed on October 8, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the abrdn Blue Chip International Portfolio, Series 1 (the “Trust”).

PROSPECTUS

Investment Summary —Investment Objective (page 2)

1.       The Trust seeks to maximize total return through capital appreciation. Inasmuch as total return typically includes both capital appreciation and income, please explain to us why the Trust’s statement of its investment objective is appropriate since the Trust does not seek income.

Response:       In response to this comment, the investment objective will be revised to state: “The trust seeks to provide capital appreciation.”

Investment Summary — Principal Investment Strategy (page 2)

2.       The second sentence states that the Trust will invest at least 80% of its assets in securities issued by blue chip companies that “are located in, or that derive the highest concentration of their earnings or revenues from, non-U.S. countries.” The third sentence of the second paragraph defines a company considered to be outside of the U.S. as a company that meets one or more of three specified criteria, including that the company is organized under the laws of, or has its principal office in, a country outside of the United States and the company derives the majority of its annual revenue or earnings or assets from goods produced, sales made or services performed in a country outside of the United States. Please reconcile these two sentences to disclose a single set of criteria used to determine whether an issuer is a non- U.S. issuer. We may have more comments after reviewing your response.

Response:       In response to this comment, the second sentence of the “Principal Investment Strategies” section will be revised to state: “Under normal circumstances, the trust will invest at least 80% of the value of its assets in securities issued by non-U.S. blue chip companies.” Additionally, the beginning of the third sentence of the second paragraph will be revised to state: “A company is considered to be a non-U.S. company if the company meets one or more of the following criteria.”

3.       The last sentence of the first paragraph states that the Trust may invest in equity securities, which may include, but are not limited to common stocks, preferred stock and depository receipts. Please revise this sentence to replace “may invest” with “will invest”. Also, please replace “may include” with “include” and set forth all types of equity securities in which the Trust will invest as part of its principal investment strategy.

Response:       In response to this comment, the last sentence of the first paragraph under the “Principal Investment Strategies” section will be revised to state: “The trust will invest in common stocks, American Depositary Receipts and New York Registered Shares.” Additionally, all the risk disclosures relating to preferred stock will be removed from the prospectus.

4.       Please disclose the Trust’s market capitalization policy with respect to its equity investments. Please also disclose the corresponding risks of such market capitalization policy.

Response:       In response to this comment, the following will be added to the end of the first paragraph under the “Principal Investment Strategies” section: “The trust intends to invest in large-capitalization securities but may also invest in mid-capitalization securities.”

Investment Summary — Security Selection (pages 2-3)

5.       The first sentence of the third paragraph states that the quality filter determines whether the company has good growth prospects and a balance sheet that supports expansion. Please disclose examples of criteria used to determine whether a company has good growth prospects and a balance sheet that supports expansion.

Response:       In response to this comment, the third paragraph under the “Security Selection” section will be replaced with the following:

In the quality filter, each of the following five factors are assessed for all companies: 1) the strength of the company’s business model and economic moat; 2) the attractiveness of the growth rate in the company’s industry; 3) the quality of the management team and its track record; 4) the strength of the company’s balance sheet and cash flow; and 5) the strength of the company’s management of environmental, social and governance risks and opportunities. Examples of environmental, social and governance factors considered include, but are not limited to, carbon emissions, climate risks, labor management, employee safety and corporate governance. The specific factors considered may vary depending on the type of company being evaluated.

6.       The third paragraph describes the integration of ESG analysis into investment decisions for all equity holdings. Inasmuch as integration of ESG analysis is not a principal strategy of the Trust, please move this disclosure to a section outside of the Principal Investment Strategy section and outside of the Investment Summary section. Also, in that location, please disclose the specific ESG factors that are integrated into investment decisions for equity holdings.

Response:       The disclosure relating to the ESG analysis will be revised as noted in the response to comment 5. The “Security Selection” section is the appropriate location for the revised disclosure.

Investment Summary — Principal Risks (pages 4-6)

7.       Inasmuch as the third bulleted principal risk factor describes the risks of ADRs, please revise the reference to “depository receipts” in the Principal Investment Strategy section to refer to American Depository Receipts. Alternatively, please revise the principal risk factor to describe the risks of all of the types of depository receipts in which the Trust will invest as part of its principal investment strategy (e.g., GDRs) and identify such types of depository receipts in the Principal Investment Strategy section.

Response:       As noted in the response to comment 3, the disclosure in the “Principal Investment Strategies” section will be revised refer to both American Depositary Receipts and New York Registered Shares. Additionally, the first three sentences of third bullet under the “Principal Risks” section will be replaced with the following:

The trust invests in U.S.-listed foreign securities, American Depositary Receipt (“ADRs”), New York Registry Shares and foreign securities listed on a foreign exchange. Investment in foreign securities presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. New York Registry Shares are created by a U.S. registrar so that securities of companies incorporated in the Netherlands may be traded on a U.S. exchange.

8.       The fifth bulleted principal risk factor describes the risks of emerging markets. Please tailor the emerging market risk factor to reflect the specific emerging markets in which the Trust will principally invest. See ADI 2020-11 (Registered Funds’ Risk Disclosure Regarding Investment in Emerging Markets).

Response:       The current disclosure is tailored to reflect the specific emerging markets in which the Trust will principally invest. Accordingly, the disclosure has not been revised.

9.       Inasmuch as integration of ESG factors is not a principal strategy of the Trust, please move disclosure of the ESG risk factor to a section outside of the Principal Risks section and outside of the Investment Summary.

Response:       The integration of ESG factors is a principal strategy of the fund and therefore, the ESG risk factor disclosure has not been removed.

Signatures

10.       Please identify the Principal Accounting Officer or Comptroller of the Trust. See Section 6(a) of the Securities Act of 1933 (“Securities Act”).

Response:       Julie Jacques signs the registration statement in her capacity as Principal Financial Officer. In that capacity, she fulfills the functions of a principal accounting officer. The next filing of the registration statement will have the following parenthetical after Ms. Jacques’s title of Principal Financial Officer of Guggenheim Funds Distributors, LLC: “(fulfills the role of principal accounting officer).”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren